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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __________)*

Credit Acceptance Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
225310 10 1
(CUSIP Number)
September 3, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	225310 10 1	Page	2	of	2

1	NAMES OF REPORTING PERSONS The Donald A. Foss 2009 Annuity Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Michigan

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,000,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		2,000,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.5%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	00
**   The percentage is calculated based upon total outstanding shares of 30,869,905, as of July 31, 2009 as set forth in issuer’s Form 10-Q filed on August 5, 2009.

CUSIP No.	225310 10 1	Page	2	of	2

1	NAMES OF REPORTING PERSONS Allan V. Apple

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		7,840

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,000,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,840

WITH:	8	SHARED DISPOSITIVE POWER

		2,000,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,007,840*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.5%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
*     Mr. Apple is the trustee of the Donald A. Foss 2009 Annuity Trust. Mr. Apple disclaims beneficial ownership of these shares except with respect to those shares over which he has sole voting power and sole dispositive power.
**   The percentage is calculated based upon total outstanding shares of 30,869,905, as of July 31, 2009 as set forth in issuer’s Form 10-Q filed on August 5, 2009.

ITEM 1. (a) NAME OF ISSUER.
Credit Acceptance Corporation
ITEM 2. (b) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES.
25505 West Twelve Mile Road, Southfield, Michigan 48034-8339, Suite 4125
ITEM 2. (a) NAME OF PERSON FILING.
The Donald A. Foss 2009 Annuity Trust
Allan V. Apple
(each, a “Reporting Person” and collectively, the “Reporting Persons”). See Exhibit A.
ITEM 2. (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.
25505 West Twelve Mile Road, Southfield, Michigan 48034-8339, Suite 4125
ITEM 2. (c) CITIZENSHIP.
The Donald A. Foss 2009 Annuity Trust: Michigan
Allan V. Apple: United States
ITEM 2. (d) TITLE OF CLASS OF SECURITIES.
Common Stock
ITEM 2. (e) CUSIP NUMBER.
225310 10 1
ITEM 3.
Not applicable
ITEM 4. OWNERSHIP.

Shared
				Shared	Sole power	power to
			Sole power	power to	to dispose or	dispose or to
	Amount		to vote or	vote or to	to direct the	direct the
Reporting	beneficially	Percent of	direct the	direct the	disposition	disposition
Person	owned:	class:	vote:	vote:	of:	of:
The Donald A. Foss 2009 Annuity Trust	2,000,000	6.5%*	0	2,000,000	0	2,000,000
Allan V. Apple	2,007,840	6.5%*	7,840	2,000,000	7,840	2,000,000

*	The percentage is calculated based upon total outstanding shares of 30,869,905 as of July 31, 2009, as set forth in issuer’s Form 10-Q filed on August 5, 2009.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
Not applicable
ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
Not applicable
ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.
Not applicable
ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable
ITEM 9. NOTICE OF DISSOLUTION OF GROUP.
Not applicable
ITEM 10. CERTIFICATION.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 2, 2009

THE DONALD A. FOSS 2009 ANNUITY TRUST

By:	/s/ Allan V. Apple
Name/ Title: Allan V. Apple, Trustee

By:	/s/ Allan V. Apple
Name:	Allan V. Apple

EXHIBIT A
Joint Filing Agreement
     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them a statement on Schedule 13G (including amendments thereto, if any) with respect to the shares of common stock of Credit Acceptance Corporation, a Michigan corporation, and that this Agreement may be included as an Exhibit to such joint filing. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 2nd day of October, 2009.

THE DONALD A. FOSS 2009 ANNUITY TRUST
By:	/s/ Allan V. Apple
Name/ Title: Allan V. Apple, Trustee

By:	/s/ Allan V. Apple
Name:	Allan V. Apple